STATE of DELAWARE
                              CERTIFICATE of TRUST

      This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. ss. 3801 et. seq.) and sets forth the following:

o     First: The name of the Trust is: KD MUTUAL FUNDS

o Second: The name and address of the trustee or Registered Agent (meeting the requirements of subsection 3807) is: Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

o     Third: This Certificate shall be effective as of May 18, 2005.

o Fourth: The Trust shall operate as an open-end management investment company as such companies are defined and regulated under the Investment Company act of 1940, as amended. The Trust shall be further governed by an Agreement and Declaration of Trust which shall set forth the powers, restrictions and governing procedures and policies of the Trust, including specifically that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets belonging to such Series only, and not against the assets of the Trust generally or any other Series, all as set forth in the Trust's Agreement and Declaration of Trust, as such may be amended from time to time.


            By:  /s/ Peter Groznik
                 --------------------------------
                 Trustee

            NAME:  Peter Groznik